December ___, 2010

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Martin James
                    Acting Assistant Director

Re:	Internal Fixation Systems, Inc.
Registration Statement on Form S-1
Filed October 19, 2010
File No. 333-17008

Dear Mr. James:

Thank you for your November 15, 2010 letter regarding Internal Fixation Systems, Inc. (“IFS”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Facing Page

1.             It is unclear what provision of Rule 457 you are relying upon to calculate the registration fee. Please clarify.

Response:  Complied with.  We have revised the footnote to include the paragraph of the provision of Rule 457 for which we are relying. Prospectus Cover Page

United States Securities and
  Exchange Commission
December __, 2010

2.            Note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 requires that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that shares may offered at "prevailing market prices or privately negotiated prices" is insufficient to satisfy your disclosure obligation. Therefore, please revise to disclose the fixed price at which selling stockholders will sell the shares and revise the prospectus cover page and summary section to reflect this information. Please note that we will not object if you also elect to disclose that the selling shareholders will sell at the stated the price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:  Complied with.  We have revised the language to disclose the fixed price at which selling shareholders will sell their shares until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Company Overview, page 1

3.             We note the website address disclosed in this section. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your disclosure accordingly.

Response:  Complied with.  We have revised our disclosure to delete the reference to the website.

4.             Please revise your opening paragraph to disclose your revenues and net income (loss) for the most recently completed fiscal year and applicable stub.

Response:  Complied with.  We have revised the opening paragraph to include our revenues and net income for the most recently completed fiscal year.

Risk Factors, page 2

5.             Please delete the third sentence of the introductory paragraph or revise it to remove any suggestion that this section does not disclose all material risks.

Response:  Complied with.  We have deleted the third sentence of the introductory paragraph .

If we are unable to successfully develop.... page 3

United States Securities and
  Exchange Commission
December __, 2010

6.             Please clarify why certain customers may not buy your screws unless they are sold as part of a set, as disclosed in this paragraph.

Response:  Complied with.  We have explained why certain customers may not buy the Company’s  screws unless they are part of a set.

We may incur additional indebtedness..., page 7

7.             Please revise this and the following risk factor to address the limitations on incurrence of additional indebtedness set forth in section 6.5 of your shareholders agreement filed as exhibit 10.7.

Response:  Complied with.  Please note that the shareholder’s agreement has been terminated and therefore the Company no longer has limitations on incurrence of indebtedness.

8.             Refer to the second paragraph of this risk factor. It is unclear which risks associated with your leverage would increase if you incur additional debt. Please clarify.

Response:  Complied with.  We have further clarified the risks that would increase  if the Company incurred additional debt.

Our obligations under our notes….page 7

9.             Please revise to clarify the amount of your notes that are secured by liens on your outstanding assets.

Response:  Complied with.  We have added disclosure to clarify the amount of loans secured by liens on the Company’s outstanding assets.

Any failure of our management information systems....., page 7

10.           Please revise your disclosure to explain clearly what you mean by management information systems and enterprise resource planning systems.

Response:  Complied with.  After careful consideration we have determined that the risks associated with our management information systems are not material and therefore we have removed the risk factor.

United States Securities and
  Exchange Commission
December __, 2010

Various factors may inhibit a takeover...., page 14

11.           Please expand your disclosure in this risk factor to explain the provisions of your Articles of Incorporation and Bylaws and applicable provisions of Florida law that may inhibit a takeover.

Response:  Complied with. We have expanded our disclosure to explain the provisions that may inhibit a takeover.

Our shareholders' agreement.... page 14

12.           Please expand your disclosure in this risk factor to describe the material terms of your shareholders agreement that may hinder future financings. Also, disclose the material terms of your shareholders' agreement that may restrict your incurrence of additional indebtedness.

Response:  Complied with. Please see our response to comment number 7. Accordingly, we have removed the risk factor.

Forward Looking Statements, page, 15

13.           It is unclear how the safe harbor for forward looking statements is applicable to you.  Please provide your analysis. Refer to section 27 A(b )(i)(C) of the Securities Act.

Response:  Please note we have deleted the safe harbor for the forward looking statements.

Business, page 15

Existing Products, page 16

14.           Please explain the term K-wire for investors who may not be familiar with your products.

Response:  Complied with. We have added disclosure explaining the term.

United States Securities and
  Exchange Commission
December __, 2010

Industry Overview, page 16

15.           You cite iData Research Inc., the U.S. Consumer Product Safety Commission and the U.S. Census Bureau in this section. Please provide us with copies of the reports of each of these bodies upon which you rely. Clearly mark the supporting statements in the supplemental materials. Also, tell us whether you obtained the consent of iData Research to cite its reports as you have done.

Response:  Complied with. Attached hereto are copies of the reports on which we have relied and we have highlighted the relevant sections. Our license agreement with iData authorizes us to cite its reports.

16.           Please tell us whether you have any more current data than the 2007 information you cite. If not, please tell us how you have determined that this information remains accurate.

Response:  We do not have any more current data due to the high cost to obtain such data and the Company’s conclusion that such additional data would not be significantly more useful. The Company does have data from several prior years and  after comparing prior similar data, we have concluded that the data is substantially similar from year to year.

17.           Please clarify your statement that you control the manufacturing process from beginning to end. We note, for instance, that you do not have any full-time employees. In addition, we note that your disclosure may also suggest that you do not rely on third-party suppliers.

Response:  Complied with. We have clarified our statement to indicate  that we manufacture our own products after we receive the raw materials from independent vendors.

Customers, Marketing and Distribution, page 17

18.           With a view to disclosure, please tell us the number of customers in each category in each period disclosed in the final paragraph on page 17.

Response:  Complied with.  We have added disclosure of the number of customers in each category in each period.

19.           Please describe the size of your internal sales force and the nature of their responsibilities, including the geographic regions they cover. In addition, please disclose whether the employees are full-time.

Response:  Complied with. We have described the size of our internal sales force and the nature of their responsibilities as well as disclosed whether they are full-time employees.

United States Securities and
  Exchange Commission
December __, 2010

20.           Please reconcile your disclosure on page 18 regarding your employees, your disclosure in note 6 to your audited financial statements on page F-12 and your disclosure in this section to clarify the current status of your employees.

Response:  Complied with.  We have reconciled our disclosure regarding our employees and note 6 to our financial statements.

Competition, page 18

21.           Please describe your existing methods of competition. For instance, we note your disclosure on page 3 that certain competitors are able to produce plate and screw sets.

Response:  Complied with.  We have described our methods of competition.

Regulation, page 19

22.           Please expand your disclosure in this section to describe the material effects of governmental regulations in each country where you conduct business.

Response:  Please note that the only country in which we conduct business is the United States.

Sales of Unregistered Shares, page 20

23.           We note that the shareholders agreement requires consent of a majority of stockholders in order to issue additional securities. Please confirm that you have received, if necessary, majority consent for your sales of unregistered securities.

Response:   We had received the majority consent needed to complete the sales of unregistered securities. Please see the response to comment number 7.

24.           Refer to the final two paragraphs on page 21. With a view to disclosure, please tell us why certain of the issued options have an exercise price of $1.00, rather than $.20. In addition, please tell us the parties who received these options and their relationships with you.

United States Securities and
  Exchange Commission
December __, 2010

Response: All of the options issued in October 2010 have an exercise price of $.20 per share except for the option issued to Norman Williams, one of our contractors, who had not performed any past services for the Company and was issued options with an exercise price of $1.00 per share.  The options issued to the other individuals in October (Stephen Dresnick, Chris Endara, Matt Endara, Kenneth West and Alberto Ruiz) were issued to individuals who had been working for the Company for several months prior to their issuance and were issued as an incentive for future services and recognition for past services.  The options issued at an exercise price of $1.00 were issued to an individual who had not performed any past services for the Company.

Management's Discussion and Analysis or Plan of Operation, page 22

Critical Accounting Policies, page 22

25.           We note your critical accounting policy disclosures merely repeat the policy from your significant accounting policy footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please revise the disclosures herein to describe the specific factors that in your view makes each critical. Also, discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Finally, discuss how different assumptions, methods or conditions might affect our financial statements. For further guidance, please refer to SEC interpretive Release No. 33-8350.

Response:  Complied with.  We have revised our disclosures to describe the specific factors that make each critical accounting policy and discussed the nature of estimates and uncertainties about those estimates inherent to each individual policy and how different assumptions, methods or conditions might affect our financial statements.

Results of Operations, page 24

26.           We note your disclosure that your weighted average cost per screw increased for the six months ended June 30, 2010 and your disclosure of the increases in the components of such weighted average cost. We also note your disclosure of the increases in your selling general and administrative expenses. Please revise your disclosure to explain clearly the reasons for these increases. See Securities Act Release 33-8350 for guidance.

Response:  Complied with.  We have revised our disclosure.  Please note that we have added disclosure as of September 30, 2010 as opposed to June 30, 2010 and the weighted average cost for the screws actually decreased during this nine month period.

27.           Please explain the reasons for the increase in professional fees for the year ended December 31, 2009, disclosed in the fourth paragraph on page 25.

United States Securities and
  Exchange Commission
December __, 2010

Response:  Complied with.  We have added disclosure that the increase in professional fees is due to accounting fees related to our initial audit.

Liquidity and Capital Resources. page 25

28.           Your liquidity discussion appeared broad, repetitive, and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. For example, your disclosure regarding your sources of cash or your capital expenditures and commitments is unclear. Please revise. See Item 303 of Regulation S-K and Securities Act Release 33-8350 for guidance.

Response:  Complied with.  We have revised the entire section to provide a thorough analysis from our management’s prospective.

29.           Your liquidity discussion should provide a clear picture of your ability to meet reasonably likely cash requirements such as the repayment of your $569,500 value of notes that mature in November 2010 and the notes that are repayable when you become a public reporting company, including the actions you have taken or propose to take to meet such requirements. Please revise.

Response:  Complied with.  We have revised this section in its entirety.

30.           Include in your liquidity disclosure a discussion of the material debt covenants in your notes and the restrictions in your shareholders agreement filed as exhibit 10.7 that limit your ability to raise additional financing.

Response:  Complied with.  We have revised this section in its entirety.Please note, that our outstanding notes do not contain any debt covenants that would limit our ability to raise additional financing.

Directors and Executive Officers..., page 26

31.           Please provide us objective support for your claims regarding Rachlin LLP being the largest regional accounting firm in the southeast and Stephen Dresnick's award as health care entrepreneur of the year, as set forth in his biography on page 27.

Response:  We have deleted the reference to Rachlin being the largest regional accounting firm in the southeast and attach newspaper articles supporting Dr. Dresnick’s award as health care entrepreneur of the year.

United States Securities and
  Exchange Commission
December __, 2010

32.           Please revise your description of Stephen Dresnick's experience to describe clearly when he worked for each of the entities disclosed, his principal occupation at each entity and the nature of his responsibilities in prior positions as required by Item 401(e) of Regulation S-K.

Response:  Complied with. We have revised our description of Mr. Dresnick’s experience to describe more clearly when he worked for each of the entities disclosed, his principal occupation at each entity and the nature of his responsibilities.

33.           Disclose for each of your directors the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to section 11.B.3 of Securities Act Release 33-9089.

Response:  Complied with.  We have disclosed each of our director’s specific experience, qualifications, attributes and/or skills that aided in our decision to appoint each of our directors to the board of directors.

34.           Please describe the nature of Laura Cattabriga's responsibilities as an "Engagement Principal" at Dresnick Healthcare Advisors.

Response:  Complied with.  We have added disclosure regarding Laura Cattabriga’s responsibilities.

35.           Please disclose the period when Matt Endara worked for GE Healthcare.

Response:  Complied with.  We have disclosed the time period that Matt Endara worked for GE Healthcare.

36.           Please explain why you do not provide the disclosure required by Item 401 of Regulation S-K for Alberto Ruiz.

Response:  Alberto Ruiz is not an executive officer or director of the Company. Mr. Ruiz is a skilled machine operator and production foreman.  He is responsible for managing the machine operators, and hourly laborers.  Mr. Ruiz programs the Swiss Turns, trouble shoots the machines, monitors the production and works with the VP Engineering and Manufacturing to ensure the proper inventory is produced.  He is a manager level person and is not an officer or a person with ultimate decision making authority.

United States Securities and
  Exchange Commission
December __, 2010

Advisory Board. page 28

37.            Please expand your description of the role and powers of the advisory board. Furthermore, with a view to disclosure, please tell us how members of the advisory board are appointed, the terms of their appointments, whether you have any agreements with them and how they are compensated.

Response: Complied with.  Inasmuch as we have not yet formalized any agreements with any members of the advisory board, we have deleted the section regarding the advisory board.
Audit Committee, page 29

38.           Please tell us why you have not included disclosure regarding your not having an audit committee financial expert in your risk factors.

Response:  We have added a risk factor regarding the risk of the Company’s lack of an audit committee financial expert.

Executive Compensation, page 22

39.           With a view to disclosure, please tell us who was issued 480,000 shares in May 2010 in exchange for services as disclosed on page II-2. Also tell us the nature of such services and whether they have been completed.

Response:  Please note that the 480,000 shares were incorrectly disclosed as an issuance from the Company in exchange for services.  The shares were owned and transferred to Dr, Stephen Dresnick from a former shareholder and a current shareholder of the Company.

40.           Given your disclosure in this section, please tell us why you have not provided the table required by Item 402(n) of Regulation S-K.

Response:  Please note there was only one person compensated which is why we did not originally provide.  We have added an executive compensation chart.

Security Ownership of Certain Beneficial Owners and Management, page 32

41.           Please provide the disclosure in this section as of the most recent practicable date.

Response:  Complied with.  We have revised to provide disclosure as of the most recent date.

United States Securities and
  Exchange Commission
December __, 2010

42.           Refer to footnote 2 to the table. Given that the warrants would appear to be exercisable and the notes convertible upon effectiveness of this registration statement please explain the legal basis upon which you rely to exclude them from the table.

Response:  We have revised the table and the footnote to include the warrants and shares upon which the notes will convert in the table.

43.            Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415.

Response: We believe that the offering can properly be characterized as a secondary, not primary offering due to its nature and form. We note that the investment made in the common stock by the selling shareholders has no toxic or short-term financing features, nor can it be viewed as merely a “placeholder” for a negotiated spread. Moreover, the investors who constitute the selling shareholders are not market professionals, but rather friends, family and/or clients who chose to invest in the Company’s common stock to give the Company a chance to execute on its business plan.  Notwithstanding, to address also any concerns the staff may have regarding the size of the proposed offering, please note that  we have reduced the offering amount from 706,200 shares to 353,100 shares, which is a reduction of fifty percent (50%).

Certain Relationships and Related Transactions, page 36

44.           We note that you do not appear to have disclosed all of your related party transactions. For instance, and without limitation, please tell us why you have not disclosed in this section the guarantee of your obligations under your capital leases by your Chief Executive Officer in this section, as disclosed in the fifth paragraph on page 17. Please make appropriate revisions.

Response:  Complied with.  We have provided disclosure in this section regarding the guarantee of our obligations under our capital leases.

45.           For each related party transaction, please provide all of the disclosure required by Item 404(a) of Regulation SK, including, without limitation, the identity of each related party and the dollar value of each transaction.

Response:  Complied with.  We have provided all of the disclosure including the identity of each related party and the dollar value of each transaction.

United States Securities and
  Exchange Commission
December __, 2010

46.           With a view to disclosure, please describe your arrangements with the surgical center disclosed in the second paragraph on page 37. For example, tell us how the terms for the sale of your products are determined. If you have agreements with the surgical center, please file them as exhibits or explain why you believe they are not required to be filed.

Response:  We have added disclosure that we do not have any written or oral agreement with the surgical center.  Purchase orders are placed on an as needed basis and payment terms are typically net 30.

47.           Please reconcile your disclosure regarding the issuance of warrants to related parties in this section with your disclosure in Note 5 on page F-l0 and Note 8 on page F-11 of your interim financial statements.

Response:  Complied with.  We have reconciled our disclosure regarding the issuance of warrants in this section and in our notes to our financial statements to make them consistent.

48.           Please disclose the certain revenue projections referenced in the second paragraph of this section and in section 5.1 of exhibit 10.7 that determine Stephen Dresnick's right to "buy-out all other Shareholders."

Response:  Complied with.  Please note as disclosed in comment number 7 the shareholders agreement has been terminated..

49.           Refer to the final paragraph of this section. The circumstances under which other shareholders may purchase Dr. Dresnick's shares remains unclear. Please revise to clarify.

Response:  Complied with. Please note as disclosed in comment number 7 the shareholders agreement has been terminated..

50.           With a view to disclosure, please provide us with a table that shows each issuance of securities to a related party since the beginning of your 2007 fiscal year.

Response: Complied with.   We have added a table that shows each issuance of securities to a related party since the beginning of our 2007 fiscal year.

United States Securities and
  Exchange Commission
December __, 2010

Related Party		Shares	Date	Options	Date
Jaime Carbonnell	Issuance	100	Jan-07
	Returned per 2nd shareholder agreement	30	May-09
		70
	2000/1 stock split	140,000	Apr-10

Laura Cattabriga	Issuance	20,000	Feb-10
		4,000	Sept-10	150,000	10/1/2010

Stephen Dresnick		240	May-09
	2000/1 stock split	480,000
				125,000	Aug-10
				150,000

Christopher Endara	Issuance	225.0	Jan-07
	Additional shares issued per 2nd shareholder agreement	5.0	May-09
		230
	Stock Split	460,000	Apr-10	150,000

Matt Endara	Issuance	287.5	Jan-07
	Shares returned per 2nd amended shareholder agreement	-57.5	May-09
		230
	Stock Split	460,000	Apr-10	150,000

Ken West	Issuance	287.5	Jan-07
	Shares returned per 2nd amended shareholder agreement	-57.5	May-09
		230
	Stock Split	460,000	Apr-10	150,000

Ed Strongin	Issuance	2,000	Sep-10

Steve Hernandez	Issuance	100	Jan-07
	Shares returned per separation agreement	-100	Apr-09

Description of Securities, page 37

United States Securities and
  Exchange Commission
December __, 2010

51.           Please disclose who provided the legal opinion that forms the basis for your disclosure in the third paragraph that all shares of common stock now outstanding are fully paid and non-assessable and file the consent of such person as an exhibit.

Response:  We have deleted the language from our disclosure.

Warrants, page 38

52.           Please reconcile your disclosure regarding your outstanding warrants in this section with your disclosure in the first paragraph on page 21, footnote (2) to the table on page 32, in the fourth paragraph on page 37 and in Note 8 to your interim financial statements on page F-10.

Response:  Complied with.  We have reconciled our disclosure to make consistent throughout.

Options, page 38

53.           Please reconcile your disclosure regarding the expiration dates and exercise price of your outstanding options in this section with your disclosure in Note 8 to your interim financial statements on page F-10.

Response:  Complied with.  We have reconciled our disclosure to make consistent throughout.

Rule 144, page 38

54.           Please tell us how you determined that your shares may be sold under rule 144 "on the earlier of February 2011." Also, explain why the volume of shares that may be sold by your affiliates may be determined by reference to trading volume on AMEX as you do not appear to be listed on that exchange.

Response:  Complied with.  We have revised the section.

Financial Statements, June 30, 2010, page F-1

Statements of Operations, page F-2

55.            Please round earnings/loss per share disclosures herein to the nearest cent.

United States Securities and
  Exchange Commission
December __, 2010

Response:  Complied with.  We have rounded the earnings/loss per share to the nearest cent.

Statement of Changes in Stockholders' Equity, page F-3

56.           We note page 20 where you indicate from February 2010 through July 2010 you issued 644,500 shares of common stock as part of a bridge loan. Please reconcile this with the 544,500 shares shown as issued On the Statement of Changes in Stockholders' Equity.

Response: Please note, the 644,500 shares is for the period of February through July 2010.  The 544,500 that is shown on the statement of charges if for the period of January – June 30th, 2010.  New shares in the amount of 100,000 were issued in July and this is the reason for the two different numbers.

57.            We see disclosures on page 20 where you indicate in May 2010 you issued 1,520,000 shares for consideration of $76,000. Please tell us how this issuance is reflected in your Statement of Changes in Stockholder Equity and Statements of Cash Flows for the six months ended June 30, 2010.

Response:  Please note that the $76,000 does appear as a subscription receivable on January 1, 2010 in the Statement of Changes in Stockholders Equity for the quarter ended September 30, 2010; however since such date the receivable has been paid and therefore it no longer appears.  The 1,999,000 shares (not 1,520,000) were issued in connection with a forward split of the Company’s stock in May 2010 and the $76,000 refers to the original purchase price of the stock acquired prior to such date.  We have clarified the disclosure accordingly.

58.           We see disclosures on page 20 where you indicate in May 2010 you issued 480,000 shares to 1 individual in exchange for services. Please tell us how this issuance is reflected in your Statement of Changes in Stockholder Equity and Statements of Cash Flows for the six months ended June 30, 2010. Also, revise the filing to disclose how you valued these shares and accounted for them.

    Response:  Please see our response to comment number 39 and comment number 57.  There was no separate issuance of 480,000 shares.

Note 12 Subsequent Events. page F-14

59.           Please update your financial statements as necessary to comply with the guidance at Rule 8-08 of Regulation S-X- Also, please include currently dated consents with all amendments.

United States Securities and
  Exchange Commission
December __, 2010

Response:  Complied with.  We have revised our financial statements to comply with Rule 8-08 of Regulation S-X and provide consents

Financial Statements. December 31, 2009 and 2008. page F-1

Report of Independent Registered Public Accounting Firm, page F-1

60.           We have been unable to verify that the auditor who signed the report in this filing, "Mallah Furman P.A.", is a Registered Public Accounting Firm with the Public Company Accounting Oversight Board (United States). As of October 27, 2010 Mallah Furman P.A. was not listed on the PCAOB's website as being registered. We did, however, note that the firm Mallah Furman & Company P.A. was listed as being a Registered Public Accounting Firm with the PCAOS. Please have Mallah Furman P.A. confirm to us and provide verifiable proof that it is registered with the PCAOB.  Otherwise, please revise the filing to provide audited financial statements of Internal Fixation Systems, Inc. that are audited in accordance with PCAOB standards by a independent public accounting firm registered with the PCAOB.

Response:  Complied with.  We have revised the filing accordingly.

Statements of Income page F-3

61.           Please revise this Statement to disclose basic and diluted earnings per share amounts for all periods presented.  Refer to the guidance at FASB ASC 260-10-15.

Response:  Complied with.  We have revised the Statements of Income to disclose basic and diluted earnings per share accounts for all periods.

Statements of Changes in Stockholders' Equity, page F-4

62.           We noted disclosures in Note 7 of your June 30, 2010 financial statements that "During April 2010, the Company amended its Articles of Incorporation to increase its authorized number of shares from 1,000 to 10,000,000, effective December 31, 2009. This amendment changed each share's par value from $100 to $.05." Please revise this statement and your balance sheets at page F-2 to give retroactive effect to this change in capital structure. Refer to the guidance at SAB Topic 4(C).

Response:  Complied with.  We have revised our Statements of Changes in Stockholders’ Equity to give retroactive effect to the change in capital structure.

United States Securities and
  Exchange Commission
December __, 2010

Recent Sales of Unregistered Securities, page II-I

63.           With a view to disclosure, please describe the transaction in which the 155,500 shares were issued to 44 investors in September 2010. We note that the Form D filed October 13, 2010 discloses an offering of $500,000 of shares of common stock.

Response:  We have further described the transaction. The Form D that was filed discloses a maximum offering of $500,000; however, the maximum number of shares was not sold.

64.           Please reconcile your disclosure in this section with the statements of changes in stockholders' equity on page F-3 of your interim financial statements and page F-4 of your annual financial statements.

Response:  Complied with.  We have reconciled our disclosure to make consistent throughout.

Undertakings, page II-3

65.           Please revise this section to reflect the current language of the undertakings required by Item 12(a) of Regulation S-K. We note several changes from the wording of the undertakings as set forth in that Item such as the reference to the period during which Internal Fixation Systems offers securities in the first sentence.

Response:  Complied with.  We have revised the Undertakings section to comply with Item 12(a) of Regulation S-K.

66.           Please provide the undertaking required by Item 512(a)(5)(ii) or explain why you believe that undertaking is not applicable.

Response:  Complied with.  We have added the required undertaking.

Signatures, page II-5

67.           Your registration statement must be signed by at least a majority of the members of your board of directors. Please revise.

Response:  Complied with.  We have added signatures for all of our directors.

United States Securities and
  Exchange Commission
December __, 2010

Exhibits

68.           We note your intention to file certain exhibits, including your legal opinion, by amendment. We may have comments on these exhibits. Please file the exhibits allowing adequate time for review.

Response:  Complied with.  We have added the exhibits to this filing.

69.           When you file an amendment to your articles of incorporation as in exhibit 3.2, you must file a complete copy of the amended articles of incorporation, not just the amendment; see Regulation S-K Item 60I(b)(3)(i). Please revise accordingly.

    Response:  Complied with. We have amended the filing to include the Articles of Incorporation with the Articles of Amendment.

70.           Please tell us the legal basis on which you rely to file a form of promissory note as exhibit 4.1 rather than a final, dated, complete and executed copy of the agreement.

       Response:  Since several notes were identical in all material respects except for the parties, dates and loan amount, in reliance upon Instruction 2 to Item 601 of Regulation S-K, we filed a form of note as an exhibit, however, we have filed a copy of any other note, such as the note that is secured by the Company’s assets, that was not identical to the form of note.

71.           Please tell us why you have not filed the following agreements as exhibits:

• the capital lease agreements disclosed in the fourth paragraph on page 17 and in Note 4 to your audited financial statements on page F-10;

•     the agreements with a former shareholder disclosed in the fifth paragraph on page 17, in Note 4 to your audited financial statements on page F-ID and in Note 5 to your interim  financial statements on page F-9, including the related guarantee by your Chief Executive Officer and President;

• the instruments governing the advances from former shareholders disclosed in note. 5 and 9 to your audited financial statements on pages F-II and F-14;

• the interest beating bridge loan disclosed in note 9 to your audited financial statements on page F-14; and

• the agreements with related parties disclosed on pages 36 and 37.

United States Securities and
  Exchange Commission
December __, 2010

Response:  We have added all of the requested agreements. Please note that the advances were not evidenced by a written instrument.

72.           Please file complete agreements. We note that Exhibit 10.7 appears to be unsigned, incomplete and is missing schedules.

Response:  Please note that the Shareholders Agreement has been  terminated.
Exhibit 23.1

73.           Please tell us why the name of the auditor that signed this consent and the name of the auditor disclosed in the "Experts" section on page 39 are not the same as the name of the auditor that signed the audit report included in the filing.

Response:  Complied with.  We have revised the names so that they are identical in both places.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosures
cc:  Internal Fixation Systems, Inc.